[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

March 1, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,
Office of Emerging Growth Companies

Re:	Oracle Healthcare Acquisition Corp.
(File No. 333-128748)

Dear Ladies and Gentlemen:

At the request of Oracle Healthcare Acquisition Corp. (the “Company”), we are responding to the oral comments raised by Staff of the Securities and Exchange Commission (the “Commission”) on February 28, 2006.  Based on discussions with Mike Karney and Jay Ingram over the past two days, we have filed simultaneously Amendment No. 8 to the Registration Statement and have attached a marked copy of such Amendment No. 8 indicating the changes that the Company has made to the Registration Statement.

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On behalf of the Company, we have arranged for delivery to the attention of each of Jay Ingram, Blaise Rhodes, Mike Karney and John Reynolds of the Commission via Federal Express for overnight delivery four copies of this letter together with marked copies of Amendment No. 8.

The Company intends to request that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:35 P.M. on Thursday, March 2, 2006 pursuant to Rule 461 of the Securities Act of 1933, as amended.

Should members of the Commission Staff have any questions or comments, or require any additional information, please contact the undersigned at (212) 728-8718 or William H. Gump at (212) 728-8285.

Very truly yours,

/s/ Jonathan H. Gatsik

Jonathan H. Gatsik

cc:	Jay Ingram
Joel D. Liffmann
William H. Gump, Esq.
Floyd I. Wittlin, Esq.